FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2009	FORBES MEDI-TECH INC. “David Goold” David Goold Chief Financial Officer

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

FOR IMMEDIATE RELEASE	October 26, 2009

Forbes Medi-Tech cholesterol lowering ingredient Reducol™ receives new health claim in the European Union

VANCOUVER, BC – Forbes Medi-Tech Inc. (NASDAQ:FMTI) (“Forbes” or “Company”) Forbes Medi-Tech today announced that the European Union (“EU”) has approved a health claim for plant sterols in free or esterified form.

This recent Commission Regulation will enable products that incorporate Forbes patented cholesterol lowering ingredient, Reducol™, to make a label claim that states “Plant sterols have been shown to lower/reduce cholesterol. High cholesterol is a risk factor in the development of coronary artery disease”.

The EU Commission Decision, 2004/845/EC which authorized the use of Reducol™ in Novel Foods in the EU was included in the EFSA Opinion Q-2008-085, which recommended approval of the claim.

“The approval extends Forbes current cholesterol reduction claim and further validates the inclusion of Reducol™ in various food products” said Dr. David Stewart, VP Regulatory & Scientific Affairs at Forbes.

Reducol™ is sold in various food products in the EU including margarine, yoghurts, yoghurt drinks, milk, and cheese.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Forward looking Statements and Risks

This News Release contains forward-looking statements regarding opportunities for Reducol(tm) in Europe and future product launches. Forward looking statements can be identified by the use of forward-looking terminology such as "to make", "will enable", or any other variations thereon or comparable terminology referring to future dates, events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation; uncertainty of the size and existence of a market opportunity for the Company's and its customers' products; uncertainty whether planned product launches will occur as planned; uncertainty regarding market acceptance of the Company's and its customers' products; performance by the Company's customers; product liability and insurance risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; exchange rate fluctuations; the Company's need for additional future capital, which may not be available in a timely manner or at all; intellectual property risks; environmental risks. Such risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest Annual Report on Form 20-F, and latest MD&A and other reports, filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the U.S. SEC at www.sec.gov/edgar.shtml. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.

Contact:

David Goold

Chief Financial Officer

Phone: (604) 688-5899 ext. 239

E-mail: ir@forbesmedi.com

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